Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus

Supplement dated June 26, 2008

Registration No. 333-140537

June 30, 2008

Rite Aid Corporation

$470,000,000 10.375% Senior Secured Notes due 2016

This Free Writing Prospectus is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated June 26, 2008, and the Registration Statement on Form S-3, filed June 26, 2008 as amended.  The information in this Free Writing Prospectus supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information therein.  Capitalized terms used but not defined in this Free Writing Prospectus have the meanings assigned to them in the Preliminary Prospectus Supplement.

Issuer:	Rite Aid Corporation

Guarantors:	The Senior Secured Notes will be guaranteed to the extent set forth in the Preliminary Prospectus Supplement

Principal Amount:	$470,000,000

Title of Securities	10.375% Senior Secured Notes due 2016

Final Maturity Date:	July 15, 2016

Public Offering Price:	90.588% or $425,763,600

Underwriters’ Discount:	2.00% of Public Offering Price or approximately $8,515,272

Net Proceeds to issuer, Before Expenses:	$417,248,328

Net Proceeds to issuer, After Expenses:	Approximately $416,248,328 in the aggregate

Use of Proceeds:

The Company intends to use the net proceeds of this offering, borrowings under the Tranche 3 Term Loan and borrowings under its revolving credit facility to fund the applicable purchase price, accrued interest, consent payment and related fees and expenses with respect to each series of Tender Offer Notes and to redeem any 7.5% Notes due 2015 that remain outstanding following the completion of the Tender Offer.

The expiration of the Tender Offer has been extended and is now scheduled to expire at 5:00 p.m., New York City time, on July 8, 2008. Settlement of the Tender Offer is currently scheduled to occur substantially concurrently with the closing of this offering and the Tranche 3 Term Loan. As of 5:00 p.m. New York City time on June 30,

2008, $344.3 million of the $360.0 million aggregate principal amount of 8.125% Notes outstanding, $199.5 million of the $200.0 million aggregate principal amount of 7.5% Notes due 2015 outstanding and $143.1 million of the $150.0 million aggregate principal amount of 9.25% Notes outstanding had been tendered pursuant to the Tender Offer, resulting in an estimated aggregate purchase price of $728.4 million, inclusive of the applicable interest and consent payments. The Company may redeem any 8.125% Notes that remain outstanding following the completion of the Tender Offer in accordance with their terms.

Ranking:

As of March 1, 2008, after giving effect to the Refinancing Transactions and assuming the purchase of all Tender Offer Notes tendered as of 5:00 p.m., New York City time, on June 30, 2008 and the redemption of any 7.5% Notes due 2015 that remain outstanding following the completion of the Tender Offer, our issuance of the 8.5% Convertible Notes and the redemption of the 6.125% Notes:

• the total outstanding debt of us and the Subsidiary Guarantors (including current maturities and capital lease obligations, but excluding unused commitments, undrawn letters of credit and off balance sheet obligations under our accounts receivable securitization program) would have been approximately $6.1 billion;

• none of our or any Subsidiary Guarantors’ debt would have been subordinated to the notes or the subsidiary guarantees of the notes;

• the total outstanding debt of us and the Subsidiary Guarantors that would be senior to the guarantees of the notes by the Subsidiary Guarantors and have the benefit of first priority liens on the Collateral would have been approximately $2.4 billion (including the Tranche 3 Term Loan but not including any additional borrowings under our revolving credit facility after March 1, 2008); and

• the total outstanding debt of us and the Subsidiary Guarantors that would have the benefit of pari passu subordinated guarantees from the Subsidiary Guarantors of the notes and share pari passu, subject to permitted liens, second priority liens on the Collateral would have been approximately $926 million (including the notes offered hereby).

Capitalization:

As a result of the discount to the offering price of the notes, the following line items in the pro forma columns of the Capitalization table in the Preliminary Prospectus will change to the following amounts:

March 1, 2008 As Adjusted (Dollars in thousands)(1)
Senior secured revolving credit facility	$852,121

Tranche 3 Term Loan(2)	$315,000

8.125% senior secured notes due 2010(3)	$15,661

10.375% senior secured notes due 2016	$425,764

Total secured debt	$3,361,286

9.25% senior notes due 2013(4)	$6,860

Total guaranteed unsecured debt	$1,709,369

Total debt	$6,052,691

Total capitalization	$7,763,876

(1) Assumes the purchase of all Tender Offer Notes tendered as of 5:00 p.m., New York City time, on June 30, 2008.
(2) Does not include approximately $35.0 million of original issue discount.

(3) Following the Tender Offer, the 8.125% senior secured notes due 2010 will no longer be secured and will no longer have the benefit of subsidiary guarantees.

(4) Following the Tender Offer, the 9.25% senior notes due 2013 will no longer have the benefit of subsidiary guarantees.

Coupon:	10.375%

Yield to Maturity:	12.250%

Interest Payment Dates:	July 15 and January 15

Record Dates for Interest Payments:	July 1 and January 1

First Interest Payment Date:	January 15, 2009

Optional Redemption:

Beginning on July 15, 2012, the notes may be redeemed at the redemption prices set forth below, plus accrued and unpaid interest, if any, to, but not including, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).  The following prices are for notes redeemed during the 12-month period commencing on July 15 of the years set forth below, and are expressed as percentages of principal amount:

Year	Redemption Price
2012	105.188%
2013	102.594%
2014 and thereafter	100.000%

Optional Redemption with Equity Proceeds:

At any time and from time to time, prior to July 15, 2011, the Company may redeem up to a maximum of 35% of the original aggregate principal amount of the notes (including additional notes, if any) with the proceeds of one or more equity offerings, at a redemption price equal to 110.375% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to, but not including, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that after giving effect to any such redemption, at least 65% of the original aggregate principal amount of the notes (including additional notes, if any) remains outstanding.  Any such redemption shall be made within 75 days of the completion of such equity offering upon not less than 30 nor more than 60 days’ prior notice.

Limitation on Debt:	The total amount of the notes that will be deemed to

have been incurred pursuant to clause (b) of the second paragraph of the covenant described under “—Limitation on Debt” will be $250 million.

Tax Consequences for Original Issue Discount:

The notes will be treated as being issued with original issue discount for U.S. federal income tax purposes.  The amount of the original issue discount is the excess of the principal amount of the notes over their “issue price.”  A U.S. Holder of a note is required to include such original issue discount in gross income as it accrues, in advance of the receipt of cash attributable to that income and regardless of the U.S. Holders’ regular method of accounting for United States federal income tax purposes.

Pricing Date:	June 30, 2008

Settlement Date:

We expect to deliver the notes against payment for the notes on or about July 9, 2008, which will be the 6th business day following the date of the pricing of the notes. Since trades in the secondary market generally settle in three business days, purchasers who wish to trade notes on the date of pricing or the next three succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+ 6, to specify alternative settlement arrangements to prevent a failed settlement.

Form of Offering:	SEC Registered (Registration Statement No: 333-140537)

Sole Book-Running Manager:	Citigroup Global Markets Inc.

Co-Manager:	Banc of America Securities LLC

Allocation:

Aggregate Principal Amount of Notes to be Purchased
Citigroup Global Markets Inc.	$352,500,000.00
Banc of America Securities LLC	$117,500,000.00
$470,000,000.00

Cusip:	767754BV5

ISIN:	US767754BV53

Listing:	None

Additional Information

We are subject to governmental regulations, procedures and requirements; our noncompliance or a significant regulatory change could adversely affect our business, the results of our operations or our financial condition.

Our business is subject to federal, state and local government laws, regulations and administrative practices. We must comply with numerous provisions regulating health and safety, equal employment opportunity, minimum wage and licensing for the sale of drugs, alcoholic beverages, tobacco and other products. In addition, we must comply with regulations pertaining to product labeling, dating and pricing. We have in the past and are currently the subject of investigations and legal proceedings in various states regarding some of our stores that have been found to sell front end products past their expiration date. Our pharmacy business is also subject to local registrations in the states where our pharmacies are located, applicable Medicare and Medicaid regulations and prohibitions against paid referrals of patients. Failure to properly adhere to these and other applicable regulations could result in the imposition of civil and criminal penalties, including suspension of payments from government programs; injunctions affecting the sales of our products,  loss of required government certifications; loss of authorizations to participate in or exclusion from government reimbursement programs, such as the Medicare and Medicaid programs; loss of licenses; and significant fines or monetary penalties for anti-kickback law violations, submission of false claims or other failures to meet reimbursement program requirements. The imposition of any such penalties could adversely affect the continued operation of our business and any public statements surrounding these matters, including those that we have recently experienced, could adversely affect our reputation and brand.

Our pharmacy business is subject to patient privacy and other obligations, including corporate, pharmacy and associate responsibility, imposed by the Health Insurance Portability and Accountability Act. As a covered entity, we are required to implement privacy standards, train our associates on the permitted use and disclosures of protected health information, provide a notice of privacy practice to our pharmacy customers and permit pharmacy health customers to access and amend their records and receive an accounting of disclosures of protected health information. Failure to properly adhere to these requirements could result in the imposition of civil as well as criminal penalties.

Federal and state reform programs, such as healthcare reform and enforcement initiatives of federal and state governments, may also affect our pharmacy business. These initiatives include:

• proposals designed to significantly reduce spending on Medicare, Medicaid and other government programs;

• changes in programs providing for reimbursement for the cost of prescription drugs by third party plans;

• increased scrutiny of, and litigation relating to, prescription drug manufacturers’ pricing and marketing practices; and

• regulatory changes relating to the approval process for prescription drugs.

These initiatives could lead to the enactment of, or changes to, federal regulations and state regulations that could adversely impact our prescription drug sales and, accordingly, our results of operations, financial condition or cash flows. It is uncertain at this time what additional healthcare reform initiatives, if any, will be implemented, or whether there will be other changes in the administration of governmental healthcare programs or interpretations of governmental policies or other changes affecting the healthcare system. Future healthcare or budget legislation or other changes, including those referenced above, may materially adversely impact our pharmacy sales.

On June 25, 2008, a putative class action lawsuit was filed in the United States District Court for the Eastern District of Pennsylvania against Rite Aid for allegedly selling expired products to consumers.  The action seeks class certification, injunctive relief, refunds for expired products purchased and monetary damages.  We have not yet been served with this matter and cannot estimate or predict any potential liability to us or other relief that could be granted at this time.  Although the class has not been certified and we do not currently believe that this action will have a material adverse effect on our business, financial condition or results of operations, we cannot assure you that a judgment against us pursuant to this or any other similar suits that may be filed would not have a material adverse effect on our business, financial condition or results of operations.

U.S. Holders are required to pay United States federal income tax on accrual of original issue discount on the notes.

The notes will be treated as being issued with original issue discount for U.S. federal income tax purposes.  The amount of the original issue discount is the excess of the principal amount of the notes over their “issue price.”  A U.S. Holder (as defined in “Certain Material United States Federal Income Tax Consequences”) of a note is required to include such original issue discount in gross income as it accrues, in advance of the receipt of cash attributable to that income and regardless of the U.S. Holders’ regular method of accounting for United States federal income tax purposes.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-800-248-3580.